Exhibit (a)(5)(E)

The following is an excerpted transcript of a presentation provided during Johnson Controls International plc’s (the “Company”) global town hall meeting for employees held on May 13, 2019. The following does not purport to be a complete or error-free statement or summary of the excerpt.

Brian J. Stief, Executive Vice President and Chief Financial Officer:

And as most of you know we announced a four billion dollar share tender. And we’re doing it via Dutch auction. And what that really means is really over the next 20 days we’re going to again go into the public markets and ask our investors if they want to tender their shares to Johnson Controls. And we’ve put a price range out there that we would be willing to buyback their shares from anywhere thirty six dollars to forty dollars per share. And that book of shares will get built over the next 20 days and in early June, we’ll execute the repurchase of those shares. Now as you can imagine if you go out with the price of thirty six to forty dollars a share that you’re willing to repurchase our shares in the open market, that’s going to put upward pressure on our stock price which is what we’ve seen over the last few weeks since our call. Right? We’ve seen it bang up to I think it got as high as thirty nine seventy five. But what will likely happen is there’ll be a share tender that we execute in the first part of June. And once those shares are taken out of the market, there’ll be some level of settle back of our stock, and we’re hopeful that after a strong Q2, the settle back is, is really minimized relative to the current trading price. But if you talk to our treasury folks, if you talk to the investment bankers, they’ll tell you generally share price runs up a bit when you announce a tender and there’s a settlement a bit back down after the tenders complete which kind of makes sense if you think about supply demand and the open market.